EXHIBIT 99.1

Standard Diversified Opportunities Inc.

STANDARD DIVERSIFIED OPPORTUNITIES INC. REPORTS FINANCIAL RESULTS FOR ITS YEAR ENDED DECEMBER 31, 2017

NEW YORK, NY, March 12, 2018 – Standard Diversified Opportunities Inc. (“Standard Diversified” or the “Company”) (OTCQB: SDOIA) today announced its financial results for the year ended December 31, 2017 in connection with filing its Annual Report on Form 10-K with the Securities and Exchange Commission.  In addition to its Form 10-K filing, the Company has also made available an updated Investor Presentation on its corporate website at www.standarddiversified.com.

Management Commentary
Ian Estus, Chief Executive Officer, stated, “We are pleased with the progression of the Company over the past several months.  Our investment thesis is to grow the platform as a diversified holding company, with a focus on maximizing long-term value for our shareholders through investing in quality operating businesses run by exceptional managers.  Our existing portfolio consists of a majority position in Turning Point Brands, a publicly-held leader in other tobacco products; and wholly-owned subsidiaries in the outdoor advertising (Standard Outdoor) and insurance (Pillar General) industries. In January 2018, we completed the acquisition of the parent company of Maidstone Insurance Company, which is the first step in the structured buildout of our insurance business.  We also significantly expanded our presence in the out-of-home advertising market through two separate acquisitions, adding billboard structures with a total of 374 faces in the southeastern United States market. We look forward to the continued integration and growth of these businesses and the platform over the coming months.”

Update on Operating Subsidiaries

The following discussion should be read in conjunction with the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission today.

Turning Point Brands, Inc.

As of December 31, 2017, the Company held a 51.2% ownership interest in the publicly-held company, Turning Point Brands, Inc. (NYSE: TPB) (“Turning Point”), which comprises the predominant portion of the Company’s consolidated financial results.

Turning Point is a leading independent provider of Other Tobacco Products (“OTP”) in the U.S. Turning Point sells a wide range of products across the OTP spectrum, including moist snuff tobacco (“MST”), loose leaf chewing tobacco, premium cigarette papers, make-your-own (“MYO”) cigar wraps, cigars, liquid vapor products and tobacco vaporizer products. Turning Point does not sell cigarettes.

For the year ended December 31, 2017 Turning Point achieved record net sales, gross profit, and income before income taxes.  Turning Point’s focus brands, which include Stoker’s, Zig-Zag, and VaporBeast, remain its largest growth drivers and management continues to evaluate potential acquisitions.

Turning Point reported its financial results for the fourth quarter and year ended December 31, 2017, on March 8, 2018.

Pillar General

Pillar General is a wholly-owned, insurance subsidiary of Standard Diversified. On January 2, 2018, Pillar General acquired all of the outstanding capital stock of Interboro Holdings, Inc. (“Interboro”) for a cash consideration of $2.5 million. Through Interboro’s New York-based subsidiary, Maidstone Insurance Company (“Maidstone”), the Company offers property and casualty and personal automobile insurance.

Standard Outdoor

Standard Outdoor is an out-of-home advertising business and wholly-owned subsidiary of Standard Diversified. As of December 31, 2017, the business consisted of five billboards located in the Austin, Texas market.

In January and February of 2018, Standard Outdoor acquired an additional 374 faces, through two separate transactions, significantly expanding its geographic presence to include Alabama, Georgia, and Florida.

Standard Outdoor remains focused on leveraging its relationships and expertise to target opportunities in local markets that are primed for growth.

Financial Results for the Year Ended December 31, 2017

The Company’s financial results for the year ended December 31, 2017 are primarily comprised of its 51.2% holdings in Turning Point.

Turning Point’s total net sales increased 38.6% to $285.8 million for the year ended December 31, 2017, compared to $206.2 million in the prior year. The increase was largely due to higher NewGen products driven by Turning Point’s acquisition of VaporBeast in the fourth quarter of 2016 and VaporShark in the second quarter of 2017

The Company’s gross profit increased to $124.9 million, or 43.7% of net revenues, compared to $100.4 million, or 48.7%, in the prior year, largely due to the impact of higher sales and lower distribution margins from NewGen products at Turning Point.

Finally, the Company’s income before income taxes increased 63.8% to $24.4 million, compared to $14.9 million in the prior year.

The Company’s income tax expense of $7.3 million, or 29.8% of income before income taxes, for the year ended December 31, 2017, was lower than the expected annual effective tax rate as a result of discrete tax benefits of $4.2 million from the exercise of Turning Point stock options during the year.

The Company’s income tax expense for the year ended December 31, 2016, does not bear the normal relationship to income before income taxes primarily due to releasing the valuation allowance on the deferred taxes as it was determined that it is more-likely than not that the Company will realize its deferred tax assets which consist primarily of a federal net operating loss (“NOL”) carryforward.

Net income attributable to the Company for the year ended December 31, 2017 was $10.4 million, compared to $26.9 million in the prior year.

Balance Sheet / Available Liquidity

As of December 31, 2017, the Company had cash and cash equivalents of $18.2 million, compared to $2.9 million at December 31, 2016.

On February 2, 2018, Standard Diversified entered into a term loan agreement with Crystal Financial LLC (“Crystal Term Loan”). The Crystal Term Loan provides for an initial term loan of $10.0 million with an additional undrawn commitment of $15.0 million.  Subject to the satisfaction of certain conditions, the Company may request an additional increase in the commitment of up to $25.0 million. The Crystal Term Loan bears interest at a rate equal to the three-month “Libor Rate” as published in The Wall Street Journal plus 7.25%. Interest under the Crystal Term Loan Agreement is payable monthly and is also subject to a commitment fee of $350,000 and agency fee of $50,000, payable upon execution of the Term Loan Agreement, and annually thereafter. The principal balance is payable at maturity, on February 2, 2023.

Share Repurchase Program

As of March 1, 2018, the Company had a total of 16,591,950 shares outstanding, consisting of 8,551,735 shares outstanding of Class A common stock, and 8,040,215 shares outstanding of Class B common stock.

In June 2017, the Company’s Board of Directors authorized a stock repurchase program, effective immediately, to repurchase over a period of twelve months, shares of the Company’s Class A Common Stock or Class B Common Stock. The terms of the repurchase program are as follows: at its discretion the Company may elect to repurchase up to an aggregate of 5% of the total outstanding shares of the Company’s Class A Common Stock and/or Class B Common Stock (par value $0.01 per share) in the open market or through negotiated transactions.  The program may be terminated or suspended at any time at the discretion of the Company. No repurchases of Common stock were made through March 12, 2018.

About Standard Diversified Opportunities Inc.
Standard Diversified Opportunities Inc. is a holding company that owns and operates subsidiaries in a variety of industries, including insurance, other tobacco products and outdoor advertising.  For more information about the Company, please visit the Company’s website at www.standarddiversified.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements address, among other things activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including the Company’s expected acquisition activity. These forward-looking statements are subject to a number of risks that could cause actual results to differ materially from those contained in the forward-looking statements, including those risks described in Part I, Item 1A of the Company’s Annual Reports on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission.

Currently unknown or unanticipated risks, or risks that emerge in the future, could cause actual results to differ materially from those described in forward-looking statements, and it is not possible for the Company to predict all such risks, or the extent to which this may cause actual results to differ from those contained in any forward-looking statement. Except as required by law, the Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Information:
Adam Prior
The Equity Group Inc.
Phone: (212) 836-9606
aprior@equityny.com

Standard Diversified Opportunities Inc. and Subsidiaries
Consolidated Statements of Income
(dollars in thousands except share data)

	Year Ended December 31,
	2017	2016	2015
Net sales	$285,801	$206,228	$197,256
Cost of sales	160,936	105,872	100,960
Gross profit	124,865	100,356	96,296
Selling, general and administrative expenses	77,944	56,771	51,785
Operating income	46,921	43,585	44,511
Interest expense	16,889	26,621	34,284
Interest income	(64)	-	-
Gain on investment	(438)	(768)	-
Loss on extinguishment of debt	6,116	2,824	-
Income before income taxes	24,418	14,908	10,227
Income tax expense (benefit)	7,280	(12,005)	1,078
Net income	17,138	26,913	9,149
Amounts attributable to noncontrolling interests	(6,761)	-	-
Net income attributable to Standard Diversified Opportunities Inc.	$10,377	$26,913	$9,149

Net income attributable to SDOI per Class A and Class B Common Share – Basic	$0.49	$1.10	$0.85
Net income attributable to SDOI per Class A and Class B Common Share – Diluted	$0.48	$1.05	$0.79
Weighted Average Class A and Class B Common Shares Outstanding – Basic	21,223,884	24,549,060	10,728,740
Weighted Average Class A and Class B Common Shares Outstanding – Diluted	21,289,466	25,700,615	11,590,477

Standard Diversified Opportunities Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands except share data)

ASSETS	December 31, 2017	December 31, 2016
Current assets:
Cash and cash equivalents	$18,219	$2,865
Accounts receivable, net of allowances of $17 in 2017 and $35 in 2016	3,249	2,181
Inventories	63,296	62,185
Other current assets	10,851	11,625
Total current assets	95,615	78,856
Property, plant and equipment, net	9,172	7,590
Deferred income taxes	450	6,288
Deferred financing costs, net	630	139
Goodwill	134,620	134,390
Other intangible assets, net	26,436	27,138
Master Settlement Agreement - escrow deposits	30,826	30,410
Pension asset	396	-
Other assets	569	209
Total assets	$298,714	$285,020

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,686	$9,153
Accrued liabilities	19,549	15,336
Accrued interest expense	465	394
Current portion of long-term debt	7,850	1,650
Revolving credit facility	8,000	15,034
Total current liabilities	39,550	41,567
Notes payable and long-term debt	186,190	201,541
Postretirement benefits	3,962	4,407
Pension benefits	-	423
Other long-term liabilities	571	3,024
Total liabilities	230,273	250,962

Commitments and contingencies

Equity:
Preferred stock, $0.01 par value; authorized shares 500,000,000; -0- issued and outstanding shares	-	-
Class A common stock, $0.01 par value; authorized shares, 300,000,000; 8,347,123 issued and outstanding and 857,714 issued shares at December 31, 2017 and December 31, 2016, respectively	83	9
Class B common stock, $0.01 par value; authorized shares, 30,000,000; 8,040,275 and 841,448 issued and outstanding shares at December 31, 2017 and December 31, 2016, respectively; convertible into Class A shares on a one-for-one basis	81	9
Additional paid-in capital	70,813	105,616
Class A Treasury stock, 16,266 common shares at cost at December 31, 2016.	-	(555)
Accumulated other comprehensive loss	(1,558)	(4,049)
Accumulated deficit	(26,982)	(66,972)
Total stockholders' equity	42,437	34,058
Noncontrolling interests	26,004	-
Total equity	68,441	34,058
Total liabilities and equity	$298,714	$285,020